                                    KPMG LLP
                                    2500 Ruan Center
                                    666 Grand Avenue
                                    Des Moines, IA 50309

             Report of Independent Registered Public Accounting Firm

The Board of Directors
MACC Private Equities Inc. and subsidiary:

We have examined management's assertion, included in the accompanying Management
Assertion Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940,  that MACC Private  Equities Inc.  (the Company)  complied with the requirements  of  Subsections  (b) and (c) of rule  17f-2  under the  Investment
Company Act of 1940 (the Act) as of August 28, 2008.  Management is  responsible for the Company's  compliance with those requirements.  Our responsibility is to express an opinion on  management's  assertion  about the  Company's  compliance based on our examination.

Our  examination  was conducted in  accordance  with the standards of the Public
Company Accounting  Oversight Board (United States) and,  accordingly,  included examining,  on a test basis,  evidence about the Company's compliance with those requirements and performing such other procedures as we considered  necessary in the  circumstances.  Included  among our  procedures  were the  following  tests performed  as of August 28,  2008,  and with  respect to  agreement  of security purchases  and sales,  for the period  from March 13, 2008 (the date of our last examination) through August 28, 2008:

•    Count and inspection of all securities located in the vault of Cedar Rapids
     Bank and Trust in Cedar Rapids, Iowa

•    Reconciliation  of all such  securities  to the  books and  records  of the
     Company

•    Confirmation of security purchases since the date of our last report, which there was one

•    Vouching  of  proceeds  of five  security  sales since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal  determination on the Company's  compliance with specified requirements.

In our opinion,  management's assertion that MACC Private Equities Inc. complied with the requirements of Subsections (b) and (c) of rule 17f-2 of the Investment
Company Act of 1940 as of August 28, 2008 with respect to  securities  reflected in the  investment  account  of the  Company  is fairly  stated in all  material respects.

This report is intended solely for the information and use of management and the board of directors of MACC Private Equities Inc. and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                  /s/ KPMG LLP

Des Moines, Iowa
September 9, 2008

                           MACC PRIVATE EQUITIES INC.

September 9, 2008

KPMG LLP
2500 Ruan Center
Des Moines, IA 50309

Ladies and Gentlemen:

RE:      Management Assertion Regarding Compliance with
         Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections  (b) and (c) of Rule 17f-2,  "Custody of  Investments  by Registered
Management  Investment  Companies," of the Investment Company Act of 1940. It is
also responsible for establishing and maintaining an effective  internal control structure over compliance with Rule 17f-2 requirements.

MACC Private  Equities Inc. has performed an evaluation of its  compliance  with the  requirements  of subsections (b) and (c) of Rule 17f-2 as of August 28, 2008 for the period March 14, 2008 through August 28, 2008. Based on this evaluation, it has  determined  that MACC Private  Equities Inc. was in compliance  with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment  Company
Act of 1940 as of August 28, 2008,  with respect to  securities  reflected in the investment accounts of MACC Private Equities Inc.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By:      /s/ Derek Gaertner
         Derek Gaertner, CFO

         /s/ Travis Prentice
         Travis Prentice, President